United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of February 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Press Release

Vale settles 2008 benchmark iron ore fines prices with ArcelorMittal
Rio de Janeiro, March 6, 2008 — Companhia Vale do Rio Doce (Vale), the world’s largest iron ore producer, concluded the iron ore price negotiations for 2008 with ArcelorMittal Sourcing S.A. (ArcelorMittal), the world’s largest steelmaker.
As an outcome of these negotiations, the iron ore prices for Southern System fines (SSF), FOB Tubarão, increased by 65% relatively to 2007 At the same time, due to its recognized superior quality, it was agreed that the price for Carajás iron ore fines (SFCJ) will have a premium of US$ 0.0619 per dry metric ton Fe unit over the 2008 price for SSF.
Therefore, the new reference prices per dry metric ton Fe unit for 2008 are US$ 1.3441 for SSF and US$ 1.4060 for SFCJ.
The magnitude of the price increase for 2008 reflects the continuity of very tight conditions still prevailing in the global iron ore market.
The iron ore price settlement with large high-quality companies and traditional customers such ArcelorMittal is an evidence of our commitment to the benchmark pricing system, respecting the weight of the long-term relationship and trust involved in these negotiations.
Vale reinforces its commitment with customers, investing a substantial amount of resources in increasing production capacity. Despite the sharp rise of investment and operational costs, the Company has managed to expand iron ore production at an average annual rate of 14.1%, between 2001 and 2007. Currently, we are developing projects to add new capacity of high quality iron ore to meet our client needs, aiming to reach a production capacity of 450 million metric tons per year by the end of 2012, which will require substantial investment in new mines and the enlargement of our railroad and port infrastructure.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 6, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations